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Keepsake Tales Inc.



We've created the world's most robust Personalization Platform, enabling us to craft the most personalized children's books that enable every child - regardless of what they look like - to see themselves as the champion of their story.

Raleigh, NC   ⎘ Website



Summary

- Have secured national strategic partnerships with notable organizations such as Mandy Harvey, No Barriers, Gigi's Playhouse and the National Down Syndrome Congress.
- Next-gen personalization platform that leverages machine learning and proprietary IP to enable the world's most robust illustration model
- We heighten the personalization experience in the children's literature market far beyond any competitor
- With funding, we'll take our personalization technology to the next level, secure patents and deploy the next phase of our product map.
- Well-positioning in the personalized storybook market where analysis forecast accelerating growth (Source: Technavio Market Research Report)
- We meet a growing market need in unique ways while making a positive impact on children's lives.

Keepsake Tales exists because we believe that every child is one of a kind and intrinsically valuable. We create the most personalized children's books in the world to show every child that they do matter. Keepsake Tales is different because our illustration process starts with a picture of the child, which we translate into an illustration that matches the style of the story, enabling us to show every child – regardless of what they look like – that they are the champion of their story.

We've created an **ownable differentiator** - the world's most robust illustration model. This enables us to craft stories which resonate for all children - including those who are underrepresented in all other children's books. Serving those children unlocks a blue ocean business opportunity and exemplifies our social purpose.

Securing funding will enable us to invest in developing our Personalization Platform, to protect that technology with a patent, to drive strong B2C revenues with new book launches, and to lay the foundation for a B2B2C business model by integrating ourselves within an established value chain.

Problem

When children don't see themselves in stories, they believe that they don't matter.

Parents and gift-givers seek children's stories that children can see themselves in. After hundreds of customer interviews, and two pilot sales, we've identified two key problem themes:

Progress

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Amount raised
$0

Funded
0.0%

From
0 investors

Closing Date
Sep 16, 2021

[1-Click Invest]

Offering Terms

Funding Goal
$25,000 - $50,000

Security Type
SAFE

Min Investment
$10.00

Max Investment
$30,000.00

Valuation Cap
$1,000,000

Discount
15%

Closing Date
Sep 16, 2021 7:00 PM

 Company Filings

Documents
- Form C
- Historical Financials
- Financial Attestation
- Pitch Deck
- Formation Documents
- Cap-Table
- Projected Financials
- Keepsake Tales Executive Summary
- Marketing Summary

(1) Underrepresentation: The most severe problem identified by parents was that their children couldn't see themselves represented in traditional children's books, or in existing personalized children's books, causing those children to question their value and place in society. This problem is most severe for children with disabilities and children of color but was identified by all segments.

"Mike, if you could put my daughter Claire in the story, it would be so powerful. Claire has Down Syndrome and there are no books that feature children like Claire." -- Interview Response

"This is the first time that Aubrey has seen herself reflected in a story before. She's brought her Keepsake Tale to school with her every day and loves showing her friends that she IS a champion" -- Mother of an early adopter

(2) Screen Time: Most parents feel that their children spent too much time on screens, and are looking to tangible book reading as an alternative form of entertainment that they want their children to engage in. This problem was stressed by most parents and grandparents.

Solution

When children see THEMSELVES as the champion of their own story, they know that they matter.

Keepsake Tales uniquely addresses each of these problems by making children the champion of their own story. Because we start our illustration process with a picture of the child, we are the only brand that can deliver on our promise: EVERY child will see himself or herself as the champion of the story.

Underrepresentation: This hyper-personalization model uniquely solves the underrepresentation problem. One of our first consumers, Aubrey, has Down Syndrome. She's brought her Keepsake Tale to school with her every day, showing her friends that she IS a champion.

Screen time: We create child-driven demand away from screens. Since our initial pilot, some of the most rewarding moments for our team were to see videos of parents stumbling on their child reading their Keepsake Tale, opting for our book instead of the iPad.

Product

The most personalized children's books in the world that leverage next-gen, proprietary technology.

We are developing a Personalization Platform that harnesses the power of machine learning, enabling Keepsake Tales to take a photo of a child and translate that photo into an illustration that matches the illustration style of a story. We sell hard-cover physical stories that families will keep for a lifetime as a true Keepsake.

To date, we've manufactured our stories using a non-scalable process, working with digital artists to execute the personalization. Our holiday products for 2020 sold out! We are raising funding to systematize the personalization process, enabling scale.

Business Model

Today: B2C <> Tomorrow: D2C + B2B2C

Currently, we are a direct -to-- consumer (D2C), e-commerce operation. We generate revenue from sales of physical books directly from our website.

We are intentionally priced at a premium to our competitors as a signal of the superior value that we deliver through our heightened personalization experience. We drive velocities via strategic price discounting. This "High-Low" pricing model is category normative, and consumers have been conditioned to purchase at discount, while associating the base price with product quality.

Our go-to market strategy has primarily relied upon rev-share agreements with our national strategic partners:

- Mandy Harvey
- No Barriers
- Gigi's Playhouse
- The National Down Syndrome Congress

To accelerate D2C revenue, we need to augment this strategy with paid search, paid social, and paid influencer tactics.

With a fully developed Personalization Platform, and the associated IP, we also see an opportunity to extend into a B2B2C business model. This will differentiate our revenue streams via licensing agreements, establish our value within an existing value chain and set the stage for a large exit. More details on this opportunity available upon request.

Traction

We've become category experts and, with your partnership, are poised for explosive growth.

We're driving sales, shipping books, and developing our technology to enable more scale sooner. We partnered with the global non-profit, **No Barriers**, and the social media influencer **Mandy Harvey** to create a story that is already creating quite the stir. We've been featured on the **evening news**, in a **New York Times** opinion article, on several podcasts (like this **one**), and even won a Better Business Bureau award and were featured on their **podcast**.

We are executing the first step of our playbook – demonstrating product/market fit by selling stories. Our holiday 2020 series sold out!

With product market need and fit substantiated, we're ready to move to develop our Personalization Platform. This will enable us to scale and will deliver long-term value by integrating our company with existing value chains, facilitating rapid scale with a favorable acquisition cost.

While our stories today are developed internally (in collaboration with our children's literature Ph.D.), we are working toward contemporizing the illustrations of best-selling classic stories with our Personalization Platform. Imagine, for instance, a personalized version of Clifford The Big Red Dog.

Imagine solving the problem of insufficient diversity in children's literature through photo-generated personalization.

As we build out our products and technology, we've also begun building out a team of rock stars.

- A legal lead who's an angel investor and, most importantly, a patent attorney to guide us through the process of protecting our IP.
- A technology team of computer vision, machine learning, and e-commerce experts.

We're deep into our CTO search, and upon funding will expand our team with a CMO as well.

Finally, after bootstrapping the company for our first year of incorporation, we are now raising funds to accelerate our technical development, attain the associated IP and maximize our D2C revenue, while laying a foundation to transform our product into a B2B2C model.

We invite Fundify investors to join our seed round. We will update our Fundify profile with the term sheet from our lead investor as soon as we've finalized our negotiations.

Competition

We outperform the competition by offering a

heightened personalization experience.

While we have both direct and indirect competition, nobody else can deliver on our brand promise: every child, regardless of what they look like, will see himself or herself in a Keepsake Tale. Other personalized children's books are our direct competition. Our indirect competitors compete for similar jobs to be done, in different ways.

The personalized children's book category is growing rapidly and is led by two companies: Wonderbly and Hooray Heroes. When evaluating direct competitors, we consider two criteria.

1), are the illustrations realistic depictions of the children?

2), are those cartoons "coherent" with the illustration style of the story?

Wonderbly leads the market with ~$36MM in annual revenue. Wonderbly's illustrations are coherent but are not realistic depictions of the child reading the book. Customers choose from a very limited selection of pre-drawn characters and select the one which bears the strongest resemblance to their child.

Hooray Heroes is driving category growth and ended 2019 with ~$30MM in annual revenue (up from ~$15MM in 2018 revenue, and ~$5MM in 2017 revenue). They use an avatar-based personalization model, heightening the personalization experience beyond Wonderbly. Customers select from a small selection of hair, eye and skin colors and the avatar is updated accordingly. While the result is better than Wonderbly, it is still not an accurate reflection of the actual child (especially if that child is in a wheelchair, wearing hearing aids, has Down Syndrome, etc). Like Wonderbly, Hooray Heroes cartoons are coherent with the base illustrations.

Finally, there are a variety of smaller competitors. Some merely insert the child's name into the story. Others insert the child's picture into the illustrations – highly realistic, but lacking coherence.

How are we better than anything in the market: Keepsake Tales has created an illustration model robust enough to deliver cartoons which are both highly accurate representations of the children and cohesive with the illustration style. We heighten the personalization experience beyond Hooray Heroes, creating the first offering which is highly relevant for *all* children. Considering the rapid growth shown by Hooray Heroes and the staying power of Wonderbly, we have a firm belief in our ability to quickly grow revenues to +$30MM and that our barriers to replication will enable our long-term viability in this market.

Our indirect competitors include traditional children's stories (e.g. Eric Carle), scrapbooks and screen-time. We don't seek to "dethrone the classics," and believe that there is room on the shelf next to those stories. Scrapbooks (e.g. Shutterfly) enable customers to commemorate moments in their children's lives but are not stories that will entertain children. Finally, screen-time is a pervasive competitor for children's time. Keepsake Tales is differentiated because parent's view reading as intrinsically "good" and screen-time as intrinsically "bad".

While recent remote learning has forced children to rely on screens more than ever, the appetite for hard-copy books is strong.

Market

How big is the market? HUGE!

Our Total Available Market (TAM) is $5.1B.

TAM is calculated as US millennial parent households (36MM), multiplied by US average kids / house (1.9), a purchase rate of 2 books / kid (103MM annual purchases). Using our price ($49.99), we arrive at this TAM.

Our Serviceable Available Market (SAM) is $2.8B

We apply an 83% positive concept response rate (sourced from our primary research) to US millennial parent households (36MM), multiplied by US average kids / house (1.9), a purchase rate of 2 books / kid, and our price ($49.99), to arrive at this SAM.

Our Serviceable Obtainable Market (SOM) is estimated at $48MM.

We leveraged growth rates of our closest competitor in the market to project an annual household count. We assume that 25% of households will be "highly engaged" (3 books / year; 90% retention), 40% will be "normally engaged" (2 books / year; 70% retention), and 35% will be "Give it a Shot" consumers (1 book / year; 0% retention). Applying these assumptions, our price point and our projected Year 5 household count, we calculate a SOM of $48MM.

Company Vision

We exist because we believe that every child is one of a kind and intrinsically valuable. Our vision is to help every child come to understand this truth.

This is a big vision, we know. With tech-enabled intention, partners at scale, and seed funding with Fundify investors, we believe we're positioned to bring this vision to life for millions.

Press

We're generating buzz!

We've been fortunate to have been featured in press ranging from the New York Times, to the evening news, and from numerous Podcasts to newspapers. We even won a Better Business Bureau award!

Please see the press section for links.

Founders

Why do we know we'll succeed? We're building the best team. We're off to a great start and look forward to joining forces with YOU to maximize our vision.

Mike Vaggalis (CEO/ Founder) is a Kellogg MBA, brand marketer (Clorox) and finance leader (Allstate) with a passion for literature and social impact.

Erin Burchik (COO/ Founder) has a wealth of publication, children's literature and sales experience, positioning Keepsake Tales to create superior stories and commercialize our products efficiently.

Paulo Rieck (Technical Advisor) is an experienced CTO who is leading the Machine Learning, Computer Vision, and technical development.

Shawna Lemon (Legal Lead) is a Ph.D., IP Attorney, angel investor and start-up expert. Her leadership allows us to protect our IP, while proving counsel in the fund-raise process.

Mandy Harvey (Creative / Influencer) is a globally recognized musician and influencer. Mandy is a Keepsake Tales co-author and key revenue driver.

Steve Dudas (Children's Lit SME) is a PhD in Children's Literature, is our quality control leader and providing invaluable subject matter expertise.